ORRICK

ORRICK, HERRINGTON & SUTCLIFFE LLP
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04036901

September 1, 2004

Johannes K. Gäbel
(212) 506-5355
jgabel@orrick.com

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

SEC MAIL RECEIVED
SEP 14 2004
WASH. D.C. 208

Re: Flughafen Wien A.G. (the "Company")
File No. 82-3907

Dear Sir or Madam:

Attached hereto are two press releases which have been published by the Company since our last submission of August 12, 2004.

Should you have any questions, please do not hesitate to contact the undersigned.

Very truly yours,

Johannes K. Gäbel,
U.S. Authorized
Representative

PROCESSED
SEP 17 2004
THOMSON
FINANCIAL

Enclosure

dlw 9/16

Press Information

Flughafen Wien Group:
Two-digit growth in traffic leads to outstanding first-half results.

Vienna International Airport recorded two-digit growth rates in all traffic segments during the first half of 2004. An increase of 18.9% in the number of passengers placed Vienna clearly above the 8.6% European average reported by Airport Council International.

Turnover recorded by the Flughafen Wien Group rose 16.6% to EUR 194.9 million for the first six months of this year due to the favourable development of traffic. This growth was contrasted with higher operating expenses, and income before interest and taxes rose EUR 2.9 million to EUR 54.4 million. Financial results totalled EUR -0.7 million, and profit for the period increased by EUR 0.3 million to EUR 37.0 million.

These results were announced by the Management Board of Flughafen Wien AG, Herbert Kaufmann, Gerhard Schmid and Kurt Waniek, at a press conference in Vienna on 26 August.

Overview of Key Data

Consolidated Income Statement

T€	1-6/2004	1-6/2003	Change
Turnover	**194,855.7**	**167,129.6**	**16.6%**
Other operating income	8,659.9	8,140.3	6.4%
Operating income	**203,515.5**	**175,269.9**	**16.1%**
Cost of materials and services	-13,993.0	-10,754.9	30.1%
Personnel expenses	-81,334.0	-71,669.5	13.5%
Amortisation of intangible assets and depreciation of fixed assets	-23,964.3	-21,519.7	11.4%
Other operating expenses	-29,829.4	-19,795.1	50.7%
Income before interest and taxes (EBIT)	**54,394.8**	**51,530.8**	**5.6%**
Income from investments, excl. associates at equity	500.5	-26.6	n.a.
Net financing costs	4,395.2	3,980.8	10.4%
Other income from financing activities	-4,915.2	708.0	n.a.
Financial results, excl. associates at equity	-19.4	4,662.2	-100.4%
Income from associates at equity	-643.0	-421.9	52.4%
Financial results	**-662.4**	**4,240.3**	**-115.6%**
Profit before tax (EBT)	**53,732.4**	**55,771.1**	**-3.7%**
Taxes on income	-16,635.1	-18,885.7	-11.9%
Minority interest	-49.9	-88.9	-43.9%
Profit for the period	**37,047.4**	**36,796.5**	**0.7%**
Earnings per share (in EUR)	1.76	1.75	0.6%

Consolidated Income Statement

T€	4-6/2004	4-6/2003	Change
Turnover	**103,413.8**	**85,765.4**	**20.6%**
Other operating income	6,402.0	6,366.2	0.6%
Operating income	**109,815.8**	**92.131.6**	**19.2%**
Cost of materials and services	-5,552.3	-4,302.3	29.1%
Personnel expenses	-42,272.8	-37,389.5	13.1%
Amortisation of intangible assets and depreciation of fixed assets	-12,066.2	-10,879.0	10.9%
Other operating expenses	-17,170.6	-11,477.3	49.6%
Income before interest and taxes (EBIT)	**32,753.9**	**28,083.5**	**16.6%**
Income from investment, excl. associates at equity	500.5	9.2	n.a.
Net financing cost	2,596.6	2,032.8	27.7%
Other operating expenses	-4,906.7	708.0	n.a.
Financial results, excl. associates at equity	-1,809.6	2,750.0	-165.8%
Income from associates at equity	-183.8	15.1	n.a.
Financial results	**-1,993.3**	**2,765.1**	**-172.1%**
Profit before tax (EBT)	**30,760.6**	**30,848.6**	**-0.3%**
Taxes on income	-10,210.5	-10,512.0	-2.9%
Minority interest	38.0	5.2	n.a.
Profit for the period	**20,588.1**	**20,341.8**	**1.2%**
Earnings per share (in EUR)	0.98	0.97	1.0%

Segment Results

T€	1-6/2004	1-6/2003	Change
Airport			
Segment turnover*	89,044.0	76,308.7	16.7%
Segment profit	35,009.3	36,693.3	-4.6%
Handling			
Segment turnover*	62,321.7	52,408.3	18.9%
Segment profit	10,835.0	8,793.3	23.2%
Non-Aviation			
Segment turnover*	43,327.9	38,282.1	13.2%
Segment profit	18,005.4	13,362.7	34.7%

* external turnover

Status Report

The Development of Air Traffic in Europe

Air travel in Europe recovered visibly from the subduing effects in the first half of 2003, and the upward trend continued throughout the first six months of this year. The accession of ten countries to the European Union on 1 May increased the population of this common market to 450 million. These factors as well as the development of new target groups by low-cost carriers provided key impulses for European air traffic. According to information published by Airport Council International, the European airports registered an 8.6% increase in passengers for the reporting period.

The Development of Traffic in Vienna

Vienna International Airport recorded sensational traffic results for the first six months of this year, with two-digit growth in all segments. A total of 6,775,621 passengers were handled, for an increase of 18.9% or 1 million over the comparable prior year period. This growth was based on the excellent development of low-cost carriers, the well-established position of Vienna as market leader in flights to Eastern Europe, and the expansion of long-haul traffic. The number of transfer passengers increased 23.9% during the reporting period. Maximum take-off weight (MTOW) rose 17.3%, flight movements 14.3%, and cargo volume 19.1%.

Low-cost carriers were able to further expand their position in the European scheduled traffic segment at Vienna International Airport. They handled 684,766 passengers during the first half-year, for an increase of 140.4% over 2003.

The long-haul segment also reported strong growth. The number of passengers travelling to North America increased 26.5%, while the Far East registered growth of 27.9%. Traffic to the Near and Middle East rose by an exceptionally high 57.8%. Growth of 26.0% in traffic to Eastern Europe highlights the importance of Vienna as a hub for this region.

In the charter segment, Antalya remained the most popular destination. It was followed by Hurghada, which reported growth of 115.8%, and Mallorca.

Turnover

The Flughafen Wien Group reported an increase of 16.6% in turnover to EUR 194.9 million for the first six months of 2004. This growth was supported primarily by the strong rise in traffic.

Turnover registered by the Airport Segment rose 16.7% to EUR 89.0 million, chiefly because of the upswing in traffic. Low-cost carriers played a key role in this development. The tariff incentive program introduced to support traffic growth was continued.

An increase in handling and individual services led to an 18.9% improvement in turnover reported by the Handling Segment, which rose to EUR 62.3 million. Flight movements increased 13.2% and cargo volume grew 19.1%.

The Non-Aviation Segment reported an increase of 13.2% in external turnover to EUR 43.3 million. The largest increases in this business unit were recorded in parking, security services and rentals. The shopping and gastronomy area generated 13.6% higher rental income. Above-average growth was also recorded in the airside sector, above all in the gastronomy area.

Expenses

The cost of materials and services rose by a total of 30.1% to EUR 14.0 million, above all due to the increased use of de-icing materials during the winter months.

The start of operations by Vienna Airport Infrastruktur Maintenance GmbH, a wholly owned subsidiary of Flughafen Wien AG that was founded in late 2003, led to first-time material costs of EUR 0.6 million.

Personnel expenses rose 13.5% to EUR 81.3 million due to additional hiring as well as higher salaries and wages mandated by collective bargaining agreements and added winter service costs.

The number of employees increased 14.7% to a total of 3,170 as a result of the growth in traffic, installation of the baggage reconciliation system (BRS), and the introduction of hold baggage screening (HBS). The founding of Vienna Airport Infrastruktur Maintenance GmbH and higher turnover at Vienna Airport Baumanagement Gesellschaft m.b.H. also contributed to the increase in the workforce.

Depreciation and amortisation rose 11.4% to EUR 24.0 million due to the high level of investment activity.

Other operating expenses grew 50.7% to EUR 29.8 million. This increase was triggered primarily by a EUR 5.0 million rise in maintenance costs to EUR 9.9 million.

Earnings

Second Quarter 2004

Income before interest and taxes (EBIT) rose EUR 4.7 million to EUR 32.8 million. Reversals to the revaluation reserve led to financial results of EUR -2.0 million. Profit for the second quarter of 2004 increased EUR 0.2 million over the comparable prior year level to EUR 20.6 million.

First Six Months of 2004

Income before interest and taxes (EBIT) for the first half of 2004 increased EUR 2.9 million to EUR 54.4 million. Financial results totalled EUR -0.7 million. Profit for the first six months of 2004 increased EUR 0.3 million to EUR 37.0 million.

In spite of the increase in income before interest and taxes, the EBIT margin declined 2.7 percentage points to 26.7% because of the rise in operating income. The EBITDA margin declined 3.2 percentage points to 38.5%.

Financial results of EUR -0.7 million resulted primarily from reversals of EUR 5.3 million to the revaluation reserve. A partial reversal of funds reported under cash equivalents was made necessary by higher capital expenditure.

Profit before tax (EBT) decreased 3.7% to EUR 53.7 million.

The Austrian parliament recently approved a reduction in the corporate tax rate from 34 to 25% as of 2005. The calculation of deferred taxes reflects this change, which led to a decrease in the tax rate and tax expense.

After the deduction of EUR 16.6 million in taxes and the share of income due to minority interests, profit for the first six months of 2004 totalled EUR 37.0 million. This figure represents an increase of EUR 0.3 million over the comparable prior year period.

Financial, Asset and Capital Structure

Gross cash flow increased EUR 12.2 million to EUR 74.3 million for the first six months of 2004. Lower profit before tax, an increase in receivables, and a decline in provisions were contrasted by a rise in liabilities.

Higher capital expenditure during the first half-year triggered an increase of EUR 22.7 million in cash outflows from investing activities to EUR -56.8 million.

Negative cash flow of EUR 42.1 million from financing activities resulted almost entirely from the payment of EUR 42.0 million in dividends for the 2003 Business Year.

Capital expenditure triggered a 4.7% increase in non-current assets to a level of EUR 695.0 million. Investments in intangible assets as well as property, plant and equipment amounted to EUR 58.9 million for the first six months of 2004 (1-6/2003: EUR 35.6 mill.). Deferred tax assets were recalculated and adjusted based on the announced reduction in the corporate tax rate as of 2005.

Current assets declined 1.3% from 31 December 2003 to EUR 169.5 million. Cash and cash equivalents decreased by EUR 20.7 million to EUR 110.4 million because of higher expenditures for investments and maintenance.

Equity rose 0.7% to EUR 594.0 million. This net increase comprised EUR 37.0 million of profit for the first half of 2004, the distribution of EUR 42.0 million in dividends for the 2003 Business Year, a reduction of EUR 2.1 million in the revaluation reserve after tax, and the impact of the change in the corporate tax rate as of 2005.

Non-current liabilities declined 4.9% to EUR 100.2 million following an adjustment to the provision for expenses related to the employee fund. Current liabilities increased 21.9%, or EUR 30.6 million, to EUR 170.1 million.

Corporate Spending
Major investment projects during the first six months of 2004 included a drainage system for Runway 16/34 as well as construction of the northeast apron, air traffic control tower and Office Park. Work also proceeded on the Austrian Federal Railway Station and airport roadway system, and planning continued for the Skylink Terminal.

Outlook
The two-digit growth rates in traffic were matched during July. The number of passengers rose 17.7%, flight movements increased 17.7% and maximum take-off weight showed a plus of 21.9%.

Twenty-four new destinations were added to the flight schedule during the first six months of 2004. Vienna now includes a total of 152 destinations, whereby 40 are located in Eastern Europe. Ten new airlines started operations during the reporting period.

Connections to the Middle East were also expanded to include Emirates. The resumption of flights by Malaysia Airlines and the addition of Shanghai and Singapore to the Austrian flight plan further increased Vienna's range of destinations in the Far East.

Construction on the air traffic control tower, the new landmark at Vienna International Airport that will be rented primarily to Austro Control, is proceeding at a rapid pace. The new Office Park, a property with 26,000 m^2 of usable space, is also nearing completion. Work on the new air Cargo Centre and Handling Centre West is scheduled to start this autumn. In addition, the expansion of the north-east apron and reconstruction of the railway station are progressing as planned.

Segments
Airport
Turnover reported by the Airport Segment rose 16.7% to EUR 89.0 million as a result of the growth in traffic. Low-cost carriers made a strong contribution to this growth with an increase of 140.4% in the number of passengers. During the first half of 2004, these airlines handled 10.1% of the total number of passengers at Vienna International Airport. No tariff increases were carried out during the first six months of this year, although the provisional 60% reduction for long-haul flights to the Far East and North America expired at the end of January. The existing transfer, growth and frequency incentives were extended to further support traffic growth. Despite a 16.7% increase in external turnover to EUR 89.0 million, extensive maintenance work on movement areas and high costs for winter service led to a 4.6% decrease in segment EBIT to EUR 35.0 million. This decline also resulted from the full-year impact of expenses for hold baggage screening (HBS).

Handling
Turnover recorded by the Handling Segment increased 18.9% to EUR 62.3 million, supported primarily by growth in handling and individual services.
Flight movements and cargo rose 13.2% and 19.1% respectively, while the average market share declined from 91.8% to 91.0% for the first six months of 2004. This business unit was able to win a number of new customers including Korean Airlines, Malev and Emirates. Above-average growth in turnover was recorded with low-cost carriers and in the other airlines segment. Individual services, including aircraft de-icing, showed a plus of EUR 3.0 million. Although operating expenses rose 17.2% because of higher costs for personnel and de-icing materials, segment EBIT increased 23.2% to EUR 10.8 million.

Non-Aviation
External turnover in the Non-Aviation Segment rose 13.2% to EUR 43.3 million. Major increases were recorded in the areas of parking as well as infrastructure and security services. Shopping and gastronomy facilities generated 13.6% higher turnover. Above-average growth was recorded in the duty-free and Travel-Value Shops as well as in the airside shops. Segment EBIT increased EUR 18.0 million for the period.

For additional information contact: Hans Mayer (+43-1-)7007-23000

23/04 .... M/MY .... 26. August 2004

Flughafen Wien Gruppe:

Zweistelliges Verkehrswachstum brachte ausgezeichnetes Halbjahresergebnis.

Die Flughafen Wien Gruppe steigerte im 1. Halbjahr 2004 – aufgrund des erhöhten Verkehrsvolumens – die Umsätze um 16,6 Prozent auf EUR 194,9 Mio. Dem stehen höhere betriebliche Aufwendungen (z.B. höhere Instandhaltungskosten im Vergleich zu 2003) gegenüber, sodass eine Verbesserung des Ergebnisses vor Zinsen und Steuern um EUR 2,9 Mio. auf EUR 54,4 Mio. erreicht werden konnte. Das Finanzergebnis wird mit einem Wert von EUR –0,7 Mio. ausgewiesen. Das Periodenergebnis stieg um EUR 0,3 Mio. auf EUR 37,0 Mio. an.

Die Ergebnisse im Detail werden heute um 10.00 Uhr im Rahmen einer Pressekonferenz im Radisson SAS Palais Hotel in Wien von den Vorstandsdirektoren der Flughafen Wien AG bekannt gegeben.

Flughafen Wien Group:

Two-digit growth in traffic leads to outstanding first-half results.

Turnover recorded by the Flughafen Wien Group increased 16.6% to EUR 194.9 million for the first six months of this year due to the favourable development of traffic. This growth was contrasted with higher operating expenses (e.g. higher maintenance costs versus 2003), and income before interest and taxes rose EUR 2.9 million to EUR 54.4 million. Financial results totalled EUR -0.7 million, and profit for the period increased by EUR 0.3 million to EUR 37.0 million.

Detailed results will be presented today at 10 am during a press conference by the Management Board of Flughafen Wien AG in the Radisson SAS Palais Hotel in Vienna.

Mit freundlichen Grüßen / Kind regards

Robert Dusek

Investor Relations
Vienna International Airport

Tel. +43 1 7007-23126
Fax + 43 1 7007-23058
e-mail: r.dusek@viennaairport.com
internet: http://www.viennaairport.com